Exhibit 3.7

NOTICE TO US INVESTORS

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

English Translation of Italian Original

Considerations of the Board of Directors on the agenda for the special meeting of the savings shareholders called for 3 July 2015.

A special meeting of the savings shareholders of the Company has been called by their Common Representative, Mr. Dario Romano Radaelli, at the request of shareholder Paolo Iemmi. The Common Representative, and shareholder Carlo Aime, added to the agenda proposed by Mr. Iemmi. As a result, it states:

1.	Settlement pursuant to Art. 146, subsection 1, letter d) of Legislative Decree no. 58/98;

2.	Report of the Common Representative regarding his activities and their prospects;

3.	Topping up of the fund set up for the expenses needed to protect the common interests; inherent and consequent deliberations;

4.	Request for a Report from the Common Representative of the savings shareholders on the use of the common fund. Approval, use and connected resolutions - art. 146, subsection 1, letter c) of Legislative Decree no. 58/98

These considerations regard points 1 and 3 on the agenda.

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Item 1 on the agenda: Settlement pursuant to Art. 146, subsection 1, letter d) of Legislative Decree no. 58/98

In his report explaining point 1 of the agenda, shareholder Carlo Aime proposes that a settlement be sought with the Company that includes a payment to be distributed among all the savings shareholders (whether they withdraw or adhere to the share exchange that is part of the merger by incorporation into Telecom Italia S.p.A., as resolved by the Extraordinary Shareholders' Meeting on 30 April 2015) of no less than 500,000 euros (also eventually in the form of an equivalent grant of shares) and their agreement not to pursue any judicial or extrajudicial initiative.

So any approval of the proposed resolution would be followed by the attribution of power to the Common Representative to present a settlement proposal to the Company.

On this point, the Board of Directors deems it useful to emphasise that it does not consider that any proposed settlement in the terms outlined above could be pursued. Indeed, the behaviour of the Company with reference to the merger operation has been, and continues to be, fully correct and in accordance with the provisions set out in the applicable legal and regulatory provisions.

In terms of the procedure by which the resolution was made, the correctness of the operation has been attested by the Company's legal consultants and by the Board Committee responsible for transactions with related parties (composed of all of the Company's independent directors), and was confirmed by a specific impartial opinion issued on 18 March 20156 by Professors Piergaetano and Carlo Marchetti, also, for that matter, for the benefit of Carlo Aime, common representative at that time.

Similarly, with reference to the fixed exchange ratios, their fairness has been attested by four independent financial experts, two appointed by the Company's Board Committee (Equita SIM S.p.A. and Professor Stefano Caselli) and two appointed by the Board of Directors of Telecom Italia S.p.A. (Citigroup Global Markets Ltd and Studio Tasca), and confirmed by the independent expert appointed by the Milan Court, Reconta Ernst & Young S.p.A..

In each phase of the operation, the interest pursued has been solely that of the Company and its stakeholders. Therefore, also in accordance with the principle of non-discrimination among

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shareholders, we do not believe that the Company should - or could - enter into any proposed settlement with the category of savings shareholders.

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Item 3 on the Agenda: Topping up of the fund set up for the expenses needed to protect the common interests; inherent and consequent deliberations.

Shareholder Paolo Iemmi has proposed that the special shareholders' meeting increase the common fund for the expenses to protect the savings shareholders from 200,000 euros to 1,000,000 euros, and thus an 800,000 euro increase. The sums advanced by the Company through the fund are destined to be used to deal with any dispute that might arise with the Company.

The Common Representative of the savings shareholders has, moreover, proposed that the special shareholders' meeting specify that "the whole amount that is to be resolved for said fund should be placed (and remain) at the direct disposal of the office of the Common Representative until completion of all the necessary and/or useful and/or opportune activities requested, or that might become necessary in the future, to protect the rights of the category, as they become clear on the relevant date for the purpose of quantifying the compensatory damage, and therefore also after the signature of any act of merger (...)".

On this point, the Board of Directors confirmed preliminarily that the procedure followed with regard to the merger operation, and the substantial conditions of this operation, are fully in accordance with the current legal and regulatory provisions and that, therefore, the claims indirectly advanced, on which the proposal to increase the fund is based, appear to be without foundation.

Furthermore, the disproportion between the proposed size of the fund and the protection purposes advanced is evident, and this would render any approval of the proposal unlawful and abusive.

As for the contentions raised by the Common Representative of the savings shareholders, and by some savings shareholders on their own account and the settlement proposals put forward (most lately with the proposed resolution in the point on the agenda for the shareholders' meeting), it emerges that the potential claims against the Company would be valued at a sum between 200,000 and 500,000 euros, approximately, and thus an amount that is significantly lower than the amount

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that it is proposed to allocate to the common fund for the satisfaction of said claims. Moreover, he size of the fund proposed is disproportionate to the "weight" of the whole category of savings shareholders of the Company, which as a whole capitalised approximately 2.7 million euros, as at 23 June last, based on a price of 0.50 euros per share.

It should also be recalled that regarding the sums advanced for the fund, the Company has a specific right to compensation, that it can exercise against the single savings shareholders, with a corresponding obligation to restitution. We believe that a charge of such an unreasonable size cannot lawfully be imposed on all the savings shareholders of the majority in the shareholders' meeting. On the other hand, the charge on the Company for recovery, taking account, among other things, of the objective difficulty of obtaining compensation for the sums advanced, the very lengthy timescales involved in such a recovery, taking account of the enormous size of the fund and the damage that might be caused to the Company by the (unprofitable) blocking of such financial resources, would be disproportionate.

In addition to the above, the unlawfulness of the proposed resolution is also evident with regard to the anticipated ways in which the fund would be used, especially where the hypothesis is to use it to protect the Telecom Italia Media shareholders after the merger has become effective. Such a hypothesis is, evidently, contrary to the law on merger operations, and to the cessation, pursuant to law, of the common representative as an effect of the integration of the company being incorporated into the incorporated company.

The Board of Directors was supported in these considerations by an independent expert of renowned professionalism and experience, designated by the Board Committee composed of all the independent directors of the Company, Professor Mario Notari. The latter will formalise his impartial opinion, which will be made available on the website of the Company.

In the meantime, it should be noted that the conclusions of this opinion, disclosed in advance to the Board of Directors, emphasise that: “(i) the eventual resolution to top up the fund of the savings shareholder to 1 million euros could reasonably be qualified as annullable, because of the abuse of power (towards the minority) and the excess of power (towards the company and the shareholders as a whole) deriving from the excessive and incongruous amount of the fund itself, compared to the value of the shares, the compensation claimed, and the time for the Company to recover it; (ii) any resolution to attribute the management of the savings shareholders' fund and the related judicial and

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extrajudicial proceedings against the Company, to the current common representative, also after the merger and until all the related activities have been completed, would equally be qualifiable as annullable, insofar as it would be against the imperative laws that regulate the organisation of the savings shareholders and the common representative".

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